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                                                                               EXHIBIT 12

                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                 PLUS PREFERRED SECURITIES DIVIDEND REQUIREMENTS
                                                                                                        12 Months
                                                         YEARS ENDED DECEMBER 31,                         Ended
                                    ----------------------------------------------------------------     June 30,
                                     1990(A)      1991(A)      1992(A)        1993           1994         1995
                                    ---------    ---------    ----------   ----------     ----------    ---------
                                                                   (THOUSANDS OF DOLLARS)
Net Income........................  $ 403,663    $ 543,035    $  504,117   $  595,519(A)  $  679,033    $  642,280
Plus Income Taxes (B).............    144,652      274,146       253,276      316,010        322,824       295,441
                                    ---------    ---------    ----------   ----------     ----------    ----------
Income Before Income Taxes........    548,315      817,181       757,393      911,529      1,001,857       937,721
                                    ---------    ---------    ----------   ----------     ----------    ----------
Fixed Charges and Preferred
  Securities Dividend Requirements:
  Interest Charges (C)............    457,017      478,321       524,025      502,534        495,925       502,520
  Interest Factor in Rentals......      9,162        9,311         9,591       11,090         12,120        12,131
  Preferred Securities Dividend
    Requirements (Pre-tax) (D)....     38,544       42,676        46,748       58,112         60,566        64,427
                                    ---------    ---------    ----------   ----------     ----------    ----------
          Total...................    504,723      530,308       580,364      571,736        568,611       579,078
                                    ---------    ---------    ----------   ----------     ----------    ----------
Earnings Before Fixed Charges and
  Preferred Securities Dividend
    Requirements.................. $1,053,038   $1,347,489    $1,337,757   $1,483,265     $1,570,468    $1,516,799
                                   ==========   ==========    ==========   ==========     ==========    ==========

Ratio.............................       2.09         2.54          2.30         2.59           2.76          2.62
                                         ====         ====          ====         ====           ====          ====

(A)  Excludes cumulative effect of $5.4 million credit to income reflecting a change in income taxes.
     (See Note 9 -- Federal Income Taxes of Notes to Consolidated Financial Statements.)

(B)  Includes state income taxes and federal income taxes for other incomes.

(C)  Excludes 1991 and 1992 interest expense on decommissioning costs of $6,956 and $5,208, respectively.
     Effective January 1, 1992, accounting was changed to follow Federal Energy Regulatory Commission guidelines.

(D)  Includes a reduction for tax-deductible preferred dividends in accordance with Sections 244(a) and
     11(b) of the Internal Revenue Code of 1986, as amended, before applying accounting Rule S-K of
     Regulation 229.503,  Item 503 (d)(6).
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